Exhibit 12.1

WARNER CHILCOTT LIMITED

RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratio data)

	Six months ended June 30,		Year ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Fixed Charges:
Interest expensed and capitalized (includes amortization of deferred financing costs)	151.9	109.2	239.8	111.6	69.0	68.7	33.2
Capitalized Interest	—	—	—	—	—	—	—
Interest portion of rent expense (1)	3.7	8.4	16.0	10.6	7.2	5.0	5.4

Total fixed charges	155.6	117.6	255.8	122.2	76.2	73.7	38.6

Earnings:
Pretax income (loss) from continuing operations less equity income	240.4	(588.5)	(613.4)	245.1	456.0	250.6	362.6
Fixed charges	155.6	117.6	255.8	122.2	76.2	73.7	38.6

Total earnings available for fixed charges	396.0	(470.9)	(357.6)	367.3	532.2	324.3	401.2

Ratio of earnings to fixed charges	2.5	n.a.	n.a.	3.0	7.0	4.4	10.4

Deficiency of earnings to fixed charges	n.a.	(4.0)	(1.4)	n.a.	n.a.	n.a.	n.a.

(1)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.